UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Amendment No. 4
HEICO CORPORATION
(Name of Issuer)
Common Stock, $.01 par value per share
Class A Common Stock, $.01 par value
(Title of Classes of Securities)
Common Stock - 422806 10 9
Class A Common Stock – 422806 20 8
(CUSIP Numbers)
Victor H. Mendelson, Esq.
825 Brickell Bay Drive, Suite 1643
Miami, Florida 33131
(305) 374-1744
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 18, 2014
(Date of Event which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Nos. 422806 10 9 and 422806 20 8	13D	Page 2 of 11

1	NAME OF REPORTING PERSONS Laurans A. Mendelson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 1,156,018 shares of Common Stock (1) 197,371 shares of Class A Common Stock (2)
	8	SHARED VOTING POWER 996,576 shares of Common Stock (3) 188,312 shares of Class A Common Stock (4)
	9	SOLE DISPOSITIVE POWER 1,156,018 shares of Common Stock (1) 197,371 shares of Class A Common Stock (2)
	10	SHARED DISPOSITIVE POWER 996,576 shares of Common Stock (3) 188,312 shares of Class A Common Stock (4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,152,594 shares of Common Stock (1)(3) 385,683 shares of Class A Common Stock (2)(4)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0% of Common Stock 1.0% of Class A Common Stock
14	TYPE OF REPORTING PERSON (See Instructions) IN

1)
Includes (i) 474,184 shares of Common Stock held directly by Laurans A. Mendelson, (ii) 544 shares of Common Stock held by the HEICO Savings and Investment Plan and allocated to Laurans A. Mendelson’s account, and (iii) 681,290 shares of Common Stock held by LAM Alpha Limited Partners, a partnership whose sole general partner is a corporation controlled by Laurans A. Mendelson (“LAM Alpha LP”).

2)
Includes (i) 196,053 shares of Class A Common Stock held directly by Laurans A. Mendelson, (ii) 747 shares of Class A Common Stock held by the HEICO Savings and Investment Plan and allocated to Laurans A. Mendelson’s account, and (iii) 571 shares of Class A Common Stock held by LAM Alpha LP.

3)
Includes (i) 932,381 shares of Common Stock owned by LAM Limited Partners, a partnership whose sole general partner is a corporation controlled by Arlene H. Mendelson, Laurans A. Mendelson’s wife, and (ii) 64,195 shares of Common Stock which were donated to and are presently held by the Laurans A. and Arlene H. Mendelson Charitable Foundation, Inc. (the “Foundation”), which Laurans A. Mendelson is President. Laurans A. Mendelson disclaims beneficial ownership of these shares of Common Stock.

4)
Includes (i) 31,797 shares of Class A Common Stock which were donated to and are presently held by the Foundation and (ii) 156,515 shares of Class A Common Stock held by Mendelson International Corporation, a corporation whose stock is owned by Eric A. Mendelson and Victor H. Mendelson and whose Chairman of the Board is Laurans A. Mendelson. Laurans A. Mendelson disclaims ownership of these shares of Class A Common Stock.

CUSIP Nos. 422806 10 9 and 422806 20 8	13D	Page 3 of 11

1	NAME OF REPORTING PERSONS Eric A. Mendelson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 1,214,957 shares of Common Stock (1) 248,635 shares of Class A Common Stock (2)
	8	SHARED VOTING POWER -0- shares of Common Stock 156,515 shares of Class A Common Stock (3)
	9	SOLE DISPOSITIVE POWER 1,214,957 shares of Common Stock (1) 248,635 shares of Class A Common Stock (2)
	10	SHARED DISPOSITIVE POWER -0- shares of Common Stock 156,515 shares of Class A Common Stock (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,214,957 shares of Common Stock (1) 405,150 shares of Class A Common Stock (2) (3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4% of Common Stock and 1.0% of Class A Common Stock
14	TYPE OF REPORTING PERSON (See Instructions) IN

1)
Includes (i) 294,759 shares of Common Stock directly held by Eric A. Mendelson, (ii) 56,040 shares of Common Stock held by the HEICO Savings and Investment Plan and allocated to Eric A. Mendelson’s account, (iii) 201,072 shares of Common Stock held by EAM Management Limited Partners, a partnership whose sole general partner is a corporation controlled by Eric A. Mendelson, (iv) 146,332 shares of Common Stock held by family trusts for the benefit of Eric A. Mendelson’s immediate family and whose trustee is Eric A. Mendelson, (v) 7,797 shares of Common Stock held in an individual Keogh account, (vi) 2,316 shares of Common Stock held by Eric A. Mendelson’s children, and (vii) 506,641 shares of Common Stock underlying options exercisable within 60 days.

2)
Includes (i) 175,109 shares of Class A Common Stock directly held by Eric A. Mendelson, (ii) 53,198 shares of Class A Common Stock held by the HEICO Savings and Investment Plan and allocated to Eric A. Mendelson’s account, (iii) 5,161 shares of Class A Common Stock held in an individual Keogh account, (iv) 2,667 shares of Class A Common Stock held by Eric A. Mendelson’s children, and (v) 12,500 shares of Class A Common Stock underlying options exercisable within 60 days.

3)
Includes 156,515 shares of Class A Common Stock held by Mendelson International Corporation, a corporation whose stock is owned by Eric A. Mendelson and Victor H. Mendelson and whose Chairman of the Board is Laurans A. Mendelson.

CUSIP Nos. 422806 10 9 and 422806 20 8	13D	Page 4 of 11

1	NAME OF REPORTING PERSONS Victor H. Mendelson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 1,175,364 shares of Common Stock (1) 288,970 shares of Class A Common Stock(2)
	8	SHARED VOTING POWER -0- shares of Common Stock 156,515 shares of Class A Common Stock (3)
	9	SOLE DISPOSITIVE POWER 1,175,364 shares of Common Stock (1) 288,970 shares of Class A Common Stock (2)
	10	SHARED DISPOSITIVE POWER -0- shares of Common Stock and 156,515 shares of Class A Common Stock (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,175,364 shares of Common Stock (1) 445,485 shares of Class A Common Stock (2) (3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3% of Common Stock and 1.1% of Class A Common Stock
14	TYPE OF REPORTING PERSON (See Instructions) IN

1)
Includes (i) 279,176 shares of Common Stock directly held by Victor H. Mendelson, (ii) 46,313 shares of Common Stock held by the HEICO Savings and Investment Plan and allocated to Victor H. Mendelson’s account, (iii) 238,245 shares of Common Stock held by family trusts for the benefit of Victor H. Mendelson’s immediate family members and whose trustee is Victor H. Mendelson, (iv) 88,328 shares of Common Stock held by VHM Management Limited Partners, a partnership whose sole general partner is a corporation controlled by Victor H. Mendelson, (v) 14,750 shares of Common Stock held by Victor H. Mendelson Revocable Investment Trust, whose grantor, sole presently vested beneficiary and trustee is Victor H. Mendelson,(vi) 472 shares of Common Stock held in an individual Keogh account, (vii) 1,439 shares of Common Stock held by Victor H. Mendelson’s children and (viii) 506,641 shares of Common Stock underlying options exercisable within 60 days.

2)
Includes (i) 142,386 shares of Class A Common Stock directly held by Victor H. Mendelson, (ii) 43,761 shares of Class A Common Stock held by the HEICO Savings and Investment Plan and allocated to Victor H. Mendelson’s account, (iii) 70,248 shares of Class A Common Stock held by family trusts for the benefit of Victor H. Mendelson’s immediate family members and whose trustee is Victor H. Mendelson, (iv) 4,335 shares of Class A Common Stock held by the Victor H. Mendelson Revocable Investment Trust, whose grantor, sole presently vested beneficiary and trustee is Victor H. Mendelson, (v) 6,750 shares of Class A Common Stock held in an individual Keogh account, (vi) 8,990 shares of Class A Common Stock held by Victor H. Mendelson’s children and (vii) 12,500 shares of Class A Common Stock underlying options exercisable within 60 days.

3)
Includes 156,515 shares of Class A Common Stock held by Mendelson International Corporation, a corporation whose stock is owned by Eric A. Mendelson and Victor H. Mendelson and whose Chairman of the Board is Laurans A. Mendelson.

CUSIP Nos. 422806 10 9 and 422806 20 8	13D	Page 5 of 11

1	NAME OF REPORTING PERSONS Mendelson International Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER -0- shares of Common Stock and 156,515 shares of Class A Common Stock (1)
	8	SHARED VOTING POWER -0- shares of Common Stock and -0- shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER -0- shares of Common Stock 156,515 shares of Class A Common Stock (1)
	10	SHARED DISPOSITIVE POWER -0- shares of Common Stock and -0- shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- shares of Common Stock and 156,515 shares of Class A Common Stock (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% of Common Stock and 0.4% of Class A Common Stock
14	TYPE OF REPORTING PERSON (See Instructions) CO

1)
156,515 shares of Class A Common Stock held by Mendelson International Corporation, a corporation whose stock is owned by Eric A. Mendelson and Victor H. Mendelson and whose Chairman of the Board is Laurans A. Mendelson.

CUSIP Nos. 422806 10 9 and 422806 20 8	13D	Page 6 of 11

This Amendment No. 4 (the "Amendment") amends and restates the Statement on Schedule 13D filed on May 6, 1993, and amended on March 10, 1994, January 10, 1995 and January 23, 1997, by Laurans A. Mendelson, Eric A. Mendelson and Victor H. Mendelson (collectively, the "Reporting Persons") relating to the Common Stock of HEICO Corporation (the "Company").
ITEM 1. SECURITY OF THE ISSUER.
This Statement relates to the Common Stock, par value $.01 per share of the Company (“Common Stock”), and Class A Common Stock, par value $.01 per share of the Company (“Class A Common Stock”). The address of the principal executive office of the Company is 3000 Taft Street, Hollywood, Florida 33021.
Each share of Common Stock is entitled to one vote per share.  Each share of Class A Common Stock is entitled to a 1/10 vote per share.  Holders of the Common Stock and Class A Common Stock are entitled to receive, as and if declared by the Company’s Board of Directors, dividends and other distributions payable in cash, property, stock or otherwise.  In the event of liquidation, after payment of debts and other liabilities of the Company, the remaining assets of the Company will be distributable ratably among the holders of all classes of common stock.
ITEM 2. IDENTITY AND BACKGROUND.
The following sets forth as to each Reporting Person other than the Mendelson International Corporation (“MIC”): a) name; b) residence or business address; c) present principal occupation or employment and the name, principal business and address of any corporation or other organizations in which such employment is conducted; d) whether or not, during the last five years, such Reporting Person was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); e) whether or not, during the last five years, such Reporting Person was a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was, or is, subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding violations with respect to such laws; and f) citizenship. The following also sets forth for MIC: a) name; b) state or other place of incorporation; c) principal business, address of its principal business and address of its principal office; and the information in clauses d) and e) above.
1.    (a)    Laurans A. Mendelson
(b)    825 Brickell Bay Drive, Suite 1643
Miami, Florida 33131
(c)    Chairman of the Board and Chief Executive Officer, HEICO Corporation
HEICO Corporation
3000 Taft Street
Hollywood, Florida 33021
(d)    No.
(e)    No.
(f)    United States.
2.    (a)    Eric A. Mendelson
(b)    825 Brickell Bay Drive, Suite 1643
Miami, Florida 33131
(c)    Co-President and Director of HEICO Corporation
HEICO Corporation
3000 Taft Street
Hollywood, Florida 33021
(d)    No.
(e)    No.
(f)    United States.

CUSIP Nos. 422806 10 9 and 422806 20 8	13D	Page 7 of 11

3.    (a)    Victor H. Mendelson
(b)    825 Brickell Bay Drive, Suite 1643
Miami, Florida 33131
(c)    Co-President and Director of HEICO Corporation
HEICO Corporation
3000 Taft Street
Hollywood, Florida 33021
(d)    No.
(e)    No.
(f)    United States.
4.    (a)    Mendelson International Corporation (“MIC”)
(b)    Florida
(c)    MIC is engaged principally as a holding company for investments.
MIC’s address of its principle business and principle office is:
825 Brickell Bay Drive, Suite 1643
Miami, Florida 33131
(d)    No.
(e)    No.
Eric A. Mendelson and Victor H. Mendelson, both of whom are sons of Laurans A. Mendelson, each own 50% of the outstanding capital of MIC and all action taken by MIC must be authorized by the unanimous vote of Eric A. Mendelson and Victor H. Mendelson. Laurans A. Mendelson is the Chairman of MIC.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
The shares of Class A Common Stock purchased by the Reporting Persons and described in Item 5(c) of this Schedule 13D were purchased with personal funds in open market purchases or through the Company’s dividend reinvestment policy. The aggregate amounts paid for the shares of Class A Common Stock purchased by each Reporting Person on December 18, 2014 and described in Item 5(c) of this Schedule 13D is as follows: Mr. Laurans A. Mendelson - $119,395.99, Mr. Eric A. Mendelson - $120,006.84 and Mr. Victor H. Mendelson - $119,583.95.

Prior acquisitions of the Company’s Common Stock and Class A Common Stock by the Reporting Persons were as follows:

•
stock options were acquired through employee stock option grants under the Company’s stock option plans; no funds were expended by Laurans A. Mendelson, Eric A. Mendelson and Victor H. Mendelson for the acquisition of the stock options, however each person’s employment and contributions to the Company’s success were consideration;

•
shares of Common Stock and Class A Common Stock acquired by Laurans A. Mendelson, Eric A. Mendelson and Victor H. Mendelson in connection with the exercise of stock options were acquired by means of personal funds in the amount of the applicable exercise price or the cashless exercise of such stock options;

•
shares of Common Stock and Class A Common Stock acquired through the HEICO Savings and Investment Plan, the Company’s 401(k) plan (“HSIP”), by Laurans A. Mendelson, Eric A. Mendelson and Victor H. Mendelson were acquired through company contributions to each person’s account; most company contributions to the HSIP resulted from a matching payment by the persons from their cash compensation relating to their employment; and

•
all other shares of Common Stock and Class A Common Stock acquired by the Reporting Persons were acquired in open market purchases by means of personal funds of the Reporting Persons, through the Company’s dividend reinvestment policy, or working capital of such entities described in Item 5 of Schedule 13D.

CUSIP Nos. 422806 10 9 and 422806 20 8	13D	Page 8 of 11

Subject to availability of shares at prices deemed favorable by the Reporting Persons, the Reporting Persons may acquire additional shares of Common Stock and Class A Common Stock in the open market, in privately negotiated transactions with third parties, or otherwise by means of personal funds of the Reporting Persons or working capital of such entities described in Item 5 of Schedule 13D.

Depending on prevailing conditions and the Reporting Persons’ evaluation of the factors described above, the Reporting Persons also may determine to sell, in the open market, in privately negotiated transactions with third parties or otherwise, all or part of their shares of Common Stock and Class A Common Stock depending on the course of action that the Reporting Persons pursue with regard to their investments generally and in the Company, the price of shares of Common Stock and Class A Common Stock, market conditions and other factors.
ITEM 4. PURPOSE OF TRANSACTION.
The Reporting Persons acquired the shares of Common Stock and Class A Common Stock in order to increase their investment in and equity ownership in the Company. Except as set forth above, the Reporting Persons have no present plans or proposals which would result in, or are related to, any of the transactions described in subparagraphs (a) through (j) of Item 4 under Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
(a) The information set forth in Items 7-11 of each Reporting Person’s cover page, including the applicable footnotes, is incorporated by reference herein. Laurans A. Mendelson shares voting and dispositive power of the shares held by LAM Limited Partners with his wife, Arlene H. Mendelson. LAM Limited Partners is a partnership whose sole general partner is a corporation controlled by Arlene H. Mendelson. The ownership percentages set forth on such cover pages has been calculated based on 26,857,709 shares of Common Stock outstanding as of February 11, 2015 and 39,817,173 shares of Class A Common Stock outstanding as of February 11, 2015 (adjusted for the assumed exercise by each Reporting Person for shares of Common Stock and Class A Common Stock underlying Company stock options within 60 days).
As of February 11, 2015, the Reporting Persons beneficially own in the aggregate (i) 4,542,915 shares of Common Stock (including 1,013,282 shares of Common Stock which are issuable upon the exercise of Company stock options held by the Reporting Persons and exercisable within 60 days), or approximately 16.3% of the outstanding shares of Common Stock based upon 26,857,709 shares of Common Stock outstanding as of February 11, 2015 (adjusted for the assumed exercise of 1,013,282 shares of Common Stock which are issuable upon the exercise of Company stock options held by the Reporting Persons and exercisable within 60 days); and (ii) 923,288 shares of Class A Common Stock (including 25,000 shares of Class A Common Stock which are issuable upon the exercise of Company stock options held by the Reporting Persons and exercisable within 60 days) or approximately 2.3% of the outstanding shares of Class A Common Stock based upon 39,817,173 shares of Class A Common Stock outstanding as of February 11, 2015 (adjusted for the assumed exercise of 25,000 shares of Class A Common Stock which are issuable upon the exercise of Company stock options held by the Reporting Persons and exercisable within 60 days).
(b) The information set forth in Items 7-11 of each Reporting Person’s cover page, including the applicable footnotes, is incorporated by reference herein.
(c) Except as otherwise disclosed below, the Reporting Persons have not effected any other transactions in the Common Stock or Class A Common Stock during the past 60 days.

CUSIP Nos. 422806 10 9 and 422806 20 8	13D	Page 9 of 11

Laurans Mendelson

	Date	Action	Class	Share Amount	Price/Share
Larry Mendelson (directly)	12/18/2014	Purchase	Class A	2,541	$ 46.99
401K	12/24/2014	Mandatory Distribution	Common	19	$ 61.26
401K	12/24/2014	Mandatory Distribution	Class A	27	$ 48.88
401K	1/20/2015	Dividend Reinvest	Common	1	$ 58.08
401K	1/20/2015	Dividend Reinvest	Class A	1	$ 45.54
Charitable Foundation	2/2/2015	Gift	Common	1,700	$ —
Charitable Foundation	2/5/2015	Gift	Common	820	$ —
Eric A. Mendelson

	Date	Action	Class	Share Amount	Price/Share
Eric Mendelson (directly)	12/18/2014	Purchase	Class A	1,999	$ 46.99
Keogh	12/18/2014	Purchase	Class A	555	$ 46.99
Eric Mendelson (directly)	12/30/2014	Gift	Common	1,400	$ —
401K	1/20/2015	Dividend Reinvest	Common	67	$ 58.06
401K	1/20/2015	Dividend Reinvest	Class A	82	$ 45.55
Victor H. Mendelson

	Date	Action	Class	Share Amount	Price/Share
Victor Mendelson (directly)	12/18/2014	Purchase	Class A	1,910	$ 46.99
Keogh	12/18/2014	Purchase	Class A	635	$ 46.99
Victor Mendelson (directly)	12/23/2014	Gift	Common	3,115	$ —
401K	1/20/2015	Dividend Reinvest	Common	56	$ 58.06
401K	1/20/2015	Dividend Reinvest	Class A	67	$ 45.55
(d) and (e) Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
The information set forth in Items 2-5 above is incorporated by reference herein.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
Exhibit No.    Description

99.1        Joint Filing Agreement (filed herewith)

CUSIP Nos. 422806 10 9 and 422806 20 8	13D	Page 10 of 11

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2015		/s/ Laurans A. Mendelson
Laurans A. Mendelson

Date: February 12, 2015		/s/ Eric A. Mendelson
Eric A. Mendelson

Date: February 12, 2015		/s/ Victor H. Mendelson
Victor H. Mendelson

Mendelson International Corporation

Date: February 12, 2015	By:	/s/ Victor H. Mendelson
Victor H. Mendelson, President

CUSIP Nos. 422806 10 9 and 422806 20 8	13D	Page 11 of 11

JOINT FILING AGREEMENT
The undersigned agree that the statement on Schedule 13D, dated February 12, 2015, with respect to the Common Stock and Class A Common Stock of HEICO Corporation is, and any amendments hereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13(d) under the Securities Exchange Act of 1934, as amended.

Date: February 12, 2015		/s/ Laurans A. Mendelson
Laurans A. Mendelson

Date: February 12, 2015		/s/ Eric A. Mendelson
Eric A. Mendelson

Date: February 12, 2015		/s/ Victor H. Mendelson
Victor H. Mendelson

Mendelson International Corporation

Date: February 12, 2015	By:	/s/ Victor H. Mendelson
Victor H. Mendelson, President